May 20, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin Rupert, Division of Investment Management

	Re:	Sentinel Group Funds, Inc. (“Sentinel”) Annual Report on Form N-CSR (File No. 811- 00214)

Ladies and Gentlemen:

Set forth below are responses to the comments to Sentinel’s Annual Report on Form N-CSR (the
“Annual Report”) provided by the Securities and Exchange Commission’s (the “SEC” or “Commission”)
staff to Carol Whitesides of Sidley Austin LLP, counsel to Sentinel, by a telephone conference with Kevin
Rupert of the SEC on Thursday, April 9, 2009 (the “Comments”).

1.	Comment: Page 118, note 3 to the Financial Statements: Mr. Rupert noted that disclosure included in note 3 to the Financial Statements included in the Annual Report on page 118 indicates that “the retirement plans of the NLV Financial Corporation and its affiliates receive a rebate of the 12b-1 fees paid by the plans.” Mr. Rupert asked that Sentinel explain:

(1) How the rebate (the “rebate”) to the retirement plans of the NLV Financial Corporation and its affiliates (the “Plans”) operates;
(2) Why Sentinel believes the rebate is appropriate;
(3) Why Sentinel believes that the rebate does not result in a violation of Section 18(f) of the
Investment Company Act of 1940, as amended (the “Act”); and
(4) Why Sentinel believes that the rebate does not result in a violation of Section 22(d) of the
Act.

Response:

Overview

The rebate was initiated in March 2006 and continued through October 2007. The rebate was instituted to comply with the restrictions set forth in the Employee Retirement Income
Security Act of 1974, as amended (“ERISA”), described below, in offering employees of
NLV Financial Corporation and its affiliates the opportunity to invest in the funds that are series of Sentinel (each such fund, a “Sentinel Fund”) through the Plans.

The rebate arose from the fact that, at the time it was instituted, the Sentinel Funds imposed a
Rule 12b-1 fee on each class of shares they offered. ERISA limitations precluded plans for employees of the National Life Group from investing in a class of shares that paid a Rule
12b-1 fee to an affiliated entity. Thus, it was determined, consistent with practices of other mutual fund groups, to rebate the Rule 12b-1 fees applicable to employees’ investments to the Plans to defray administrative expenses. Management believed it was important to have employees invest in Sentinel Funds through the Plans to align the interests of the employees with public investors in the Sentinel Funds.

Many of the Sentinel Funds now offer share classes that are not subject to Rule 12b-1 plans.
Since employees’ investments in the Sentinel Funds made through the Plans are now limited to these classes, rebates have not been made since October 2007.

(1) Operation of the rebate: During the period when the rebate was in effect, the rebate operated as follows: (1) all classes of shares of each Sentinel Fund would pay applicable
Rule 12b-1 fees to the distributor of the Sentinel Funds, Sentinel Financial Services
Company (“SFSC”), and (2) SFSC would then rebate to the administrator of the Plans any
Rule 12b-1 fees attributable to shares held by participants in the Plans. The rebated amounts were generally used to pay administrative expenses of the Plans.[1]

(2) Why Sentinel believes the rebate is appropriate. In 2006, National Life Insurance
Company became aware that the Rule 12b-1 fees payable with respect to Class A shares of
Sentinel Funds held by Plan participants may be inappropriate under applicable U.S.
Department of Labor (“DOL”) guidance, which indicates that the payment of Rule 12b-1 fees by a retirement plan subject to ERISA to an affiliated entity may be considered a payment of a commission by the plan in connection with the acquisition of sale of shares in a mutual fund, which would be prohibited by Section 406 of ERISA.[2] As a result, the following alternatives were considered: (i) removing the Sentinel Funds as investment options available to participants in the Plans, (ii) creating a class of shares of the Sentinel Funds not subject to a Rule 12b-1 fee, or (iii) rebating the Rule 12b-1 fees applicable to shares of the
Sentinel Funds held through the Plans. After consideration, it was determined that it was in the best interests of the shareholders of the Sentinel Funds to continue to have the Plans invested in the funds, because it was believed that (a) it was beneficial to the other fund shareholders for employees of the funds’ sponsor to have a personal financial stake in the success of the funds, and (b) the additional assets invested in the funds by participants in the
Plans improved the economies of scale of the funds for all the shareholders. At that time, consideration was given to creating a new class not subject to Rule 12b-1 fees, but there was concern about the long-term expenses related to the creation of a new class for a limited group of shareholders, and time was needed to give full consideration to the costs and benefits of creating a new class. It was determined that the best option at that time was for
SFSC to rebate the Rule 12b-1 fees attributable to the investments through the Plans to the plan administrator. After consideration, the board of directors of Sentinel concluded that the
Sentinel Funds’ Rule 12b-1 Distribution Plan continued to be beneficial to the Sentinel Funds

1 In the event that the rebate was in excess of the administrative expenses, such excess amount would be distributed to the Plan participants (without regard to whether the participant’s investments were in the Sentinel Funds). In only one occurrence was an excess amount so distributed.
[2] See PTE 77-4 (42 FR 18732, April 8, 1977); DOL Advisory Opinion 93-13A (April 27, 1993); and PTE 98-25 (63 FR 31528,
June 9, 1998).

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[3] See PTE 98-25. 3

and their shareholders if the rebate program for the Plans was adopted, and the rebate arrangement was established.

The sole intent of the rebate was to permit the Plans’ participants to invest in Sentinel Funds in a manner consistent with the requirements of ERISA. The DOL has indicated that the use of a rebate is an appropriate means to address potential issues under Section 406 of ERISA relating to payment of a Rule 12b-1 fee to an affiliated entity.[3]

We note that in May 2007, Sentinel acquired four mutual funds from Synovus, each of which had existing Class I shares which were not subject to Rule 12b-1 fees. After this acquisition,
Sentinel also established Class I shares for many of the other Sentinel Funds. The Plans investment options for the Sentinel Funds were changed from Class A shares to Class I shares of each such fund, and existing investments in Class A shares were exchanged for
Class I shares. As of October 1, 2007, the rebate is no longer in effect.

(3) Why Sentinel believes that the rebate does not result in a violation of Section 18(f) of the
Act. Section 18(f)(1) of the Act prohibits registered open-end funds, like Sentinel, from issuing senior securities, with certain exceptions.

Sentinel is aware that the SEC staff has indicated that the provision of benefits to one class of shares that are not available to other classes of shares of a fund may result in the issuance of a senior security. Sentinel does not believe that the rebate resulted in the issuance of a senior security. Sentinel believes that the rebate in effect during the period from March 2006 to
October 2007 was consistent with the E* TRADE Securities, LLC no-action letter (publicly available December 1, 2005). The Sentinel board of directors considered the rebate and found that, after taking into account the rebate arrangement, the Sentinel Funds’ Rule 12b-1
Distribution Plans continued to be beneficial to the funds and their shareholders.

The rebate was implemented solely to permit participants in the Plans to invest in Sentinel
Funds, while complying with ERISA. The rebate was implemented in a manner intended to comply with applicable DOL guidance. The rebated amounts were generally used to pay administrative expenses of the Plans; in the one circumstance where the rebate was in excess of the administrative expenses, the excess amount was distributed to the Plan participants
(without regard to whether the participant’s investments were in the Sentinel Funds). As noted above, the rebate is no longer in effect. Sentinel does not believe that the rebate resulted in the issuance of a senior security.

We note that in a 2006 administrative proceeding, In the Matter of New England Securities
Corp. (February 21, 2006), the SEC found, among other things, that New England Securities
Corp. (“NES”) failed to comply with an agreement to rebate all 12b-1 fees that it received from mutual funds that were purchased in ERISA and IRA accounts participating in their
Investment Management Program (a non-discretionary wrap investment program). The SEC considered that, as a remedial effort, NES had voluntarily rebated to clients the Rule 12b-1 fees and sales commissions, with interest, and then the SEC imposed a requirement that NES have an independent consultant review NES’s operations and procedures, including those relating to rebating Rule 12b-1 fees received with respect to fund shares held by accountholders in qualified ERISA plans and Rule 12b-1 fees received with respect to fund shares held in affiliated funds owned by IRA accountholders. The SEC did not express concerns relating to the existence of the rebate arrangement.

(4) Why Sentinel believes that the rebate does not result in a violation of Section 22(d) of the
Act. Section 22(d) of the Act generally prohibits a registered investment company, its principal underwriter and dealers from selling the fund’s shares at any price other than the current public offering priced described in the fund’s prospectus.

All shares of the Sentinel Funds are sold at net asset value, plus applicable sales charges.
Rule 12b-1 fees are not a component of the offering price of shares of the funds, but are an ongoing expense of the applicable classes. Although the SEC staff has indicated that broker-
dealers may violate Section 22(d) by providing benefits to investors in connection with a purchase of fund shares,[4] the staff has also indicated that to the extent that rebates of Rule
12b-1 fees do not offset the current offering price set forth in a fund’s prospectus, they would not violate Section 22.[5] Sentinel believes that the rebate did not offset the purchase of
Sentinel Fund shares. The rebate, when in effect, was received by the Plan administrator and was generally used to pay administrative expenses of the Plans. As noted above, in one instance, the rebate received exceeded the administrative expenses, and was distributed pro rata to all of that Plan’s participants based on each such participant’s account balance under the Plan (without regard to whether the participant’s investments were in the Sentinel
Funds).[6] Sentinel does not believe that this distribution should be viewed as an offset to the offering price of shares.

2. Comment: Mr. Rupert requested that Sentinel provide certain acknowledgements (set forth in the response below).

Response: Sentinel hereby acknowledges that:

1. Sentinel is responsible for the adequacy and accuracy of the disclosure in the Annual
Report;

2. Staff comments or changes to disclosure in response to staff comments in the Annual
Report reviewed by the staff do not foreclose the Commission from taking any action with respect to the Annual Report; and

3. Sentinel may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Please direct any further communications relating to the Annual Report to the undersigned ((802) 229-
3113), or to John A. MacKinnon ((212) 839-5534) or Carol J. Whitesides ((212) 839-7316), of Sidley
Austin LLP.

[4] See Murphy Favre (publicly available May 22, 1987).
[5] See E*TRADE Securities, LLC (publicly available December 1, 2005).
[6] The total amount reimbursed to Plan participants was approximately $14,000.

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Sincerely yours, /s/ D. Russell Morgan D. Russell Morgan Chief Compliance Officer, Sentinel Group Funds, Inc.

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